EXHIBIT 99.9

VOTING CARD

To **Nippon Oil Corporation**

I hereby exercise my voting right(s) with respect to the proposals of the Extraordinary General Meeting of Shareholders of Nippon Oil Corporation to be held on January 27, 2010 (including a continuous meeting and an adjourned meeting) as set forth in the relevant box on the right (indicated by circling "For" or "Against").

January _______, 2010

If you fail to indicate a vote for or against any proposal, the company will deem that you have voted for it.

Nippon Oil Corporation

Shareholder No. Number of Exercisable Voting Rights

Agenda Items	First Proposal	Second Proposal
Indication of a Vote For or Against	For	For
	Against	Against

[name and address of shareholder are printed]

Please refer to the Notice of Convocation of the Extraordinary General Meeting of Shareholders about our handling of a case where a shareholder exercises his/her voting right(s) more than once.

If you attend the shareholders' meeting, please submit this voting card at the reception at the venue of the meeting without detaching the right hand side of this form.

TEAR HERE

Request

1. If you will not attend the general meeting of shareholders, please complete the voting card by indicating a vote for or against, and return the voting card to us so that we may receive it by 5:30 p.m., January 26, 2010.

2. For indication of a vote for or against, please use a ball-point pen in black ink and circle clearly.

3. If you exercise a voting right via the Internet, please access the website indicated below and enter your approval or disapproval by 5:30 p.m., January 26, 2010 using the exercise code and password. In this case, you do not have to return this voting card to us.

[website address is printed]

Nippon Oil Corporation